SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Trans-Orient Petroleum Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

892917

(Cusip Number)

August 29, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G
CUSIP No. 892917

1	Names of Reporting Persons Lukas H. Lundin		I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the appropriate box if a member of a Group*
	(a)	☐
	(b)	☐

3	Sec Use Only

4	Citizenship or Place of Organization Swedish

Number of Shares Beneficially Owned by Each Reporting Person With:
		5	Sole Voting Power 10,000,000 *

		6	Shared Voting Power Not applicable

		7	Sole Dispositive Power 10,000,000 *

		8	Shared Dispositive Power Not applicable

9	Aggregate Amount Beneficially Owned by Each Reporting Person * The Reporting Person owns 5,000,000 common shares and warrants to purchase 5,000,000 additional common shares

10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐

11	Percent of class represented by amount in row (9)
28.10% – based on 30,590,225 outstanding common shares as reported by the Issuer, plus an additional 5,000,0000 common shares in aggregate underlying warrants which are beneficially owned by the Reporting Person and included pursuant to Rule 13d-9(d)(I) (i) of the Securities Exchange Act

12	Type of Reporting Person (See Instructions) IN

CUSIP No.     892917
Item 1.
(a)	Name of Issuer:

Trans-Orient Petroleum Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1407-1050 Burrard Street, Vancouver, B.C. V6Z 2S3 Canada

Item 2.

(a)	Name of Person Filing:

This Statement is filed by Lukas H. Lundin (the “Reporting Person”).

(b)	Address of Principal Business Office:

The address of the principal business of Reporting Person is 2101 – 885 W. Georgia Street Vancouver, BC V6C 3E8

(c)	Citizenship:

Swedish

(d)	Title and Class of Securities:

Common Shares, no par value

(e)	CUSIP No.:

892917

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☑	If this statement is filed pursuant to Rule 13d-1(c), check this box
Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 on cover page.

(b)	Percent of Class:

See Item 11 on cover page.

(c)	Power to Vote and Power to Dispose:

See Items 5-8 on cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  September 11, 2006
/s/  Lukas H. Lundin
Lukas H. Lundin
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).